Contact

www.linkedin.com/in/patrick-lahue
(LinkedIn)

Top Skills

Management Consulting
Strategy
Marketing Strategy

Patrick Lahue

Head of Platform at Struck Capital
Los Angeles Metropolitan Area

Experience

Struck Capital

Head of Platform
November 2020 - Present (2 years 7 months)
Los Angeles Metropolitan Area

TrialSpark

Client Growth Director
2019 - 2020 (1 year)
Greater Los Angeles Area

West Coast sales and business development lead for all pharmaceutical partners at health tech company focused on revolutionizing the way clinical trials are done today:

• Led relationship development for all West Coast pharmaceutical and biotech sponsors from initial capabilities
presentations through to development and negotiation of contracts for new clinical trial services
• Generated relationships with 25+ new sponsors interfacing directly with executive and study team level personnel

Deloitte

3 years 10 months

Manager, Monitor Deloitte
August 2016 - July 2019 (3 years)
Greater Los Angeles Area

Led large scale strategy projects focused on customer driven organic growth. Sample projects and accomplishments include:

• Designed, executed, and led analysis of complex quantitative and qualitative research program to develop global customer segmentation and tactical plan for new product; strategy presented to executive committee refocus global brand strategy
• Created value-based pricing strategy and visualization tools through analysis of quantitative customer data and through qualitative interviews with customer

segments - strategy and tools piloted in single business unit and subsequently rolled out to 7 business units

• Developed multi-customer market development strategy and detailed tactical plan for portfolio of pipeline products; strategy materials presented to head of US commercial organization to secure $20mm+ in FY19 funding

• Led design of customer engagement strategy for in-market product in collaboration with brand Sales and Marketing leadership; strategy driven through quantitative and ethnographic research with customers

• Developed 30+ project proposals and pricing for discussion and negotiation with prospective clients, serving as project lead for many sold projects; negotiated contracts with 3rd party vendors for services in support of client engagements

• Created customer journey methodology for Deloitte industry group and led full-scale pilot to map and optimize customer journey for multiple customer groups supported by in-depth qualitative research program

• Promoted to Manager within one year; awarded top Strategy Manager award for 2018 (one of six recipients nationally)

Senior Consultant, Monitor Deloitte
October 2015 - July 2016 (10 months)

Starwood Hotels & Resorts Worldwide, Inc.
Global Brand Management Intern, Le Meridien and Westin
June 2014 - August 2014 (3 months)

• Developed Westin and Le Meridien positioning for small group meetings, including meeting programming, room design, and technological resources

• Developed concept for Westin "Sleep Well" menu offering, executed globally and found in all Westin hotel rooms today

Monitor Group (Monitor Deloitte)
Manager
July 2012 - May 2013 (11 months)
New York

• Oversaw teams of up to six consultants, managed day-to-day client interactions, and worked with associate partners / partners to design and execute project plans

• Collaborated with cross-functional client team to develop full-scale business models for two new business opportunities in the cardiovascular space; business models approved Global Steering Committee for further development and implementation

• Designed and oversaw analysis of transactional data to identify gaps in execution of pricing strategy in range of ~$10mm in 'quick-wins' for flexible packaging client; conducted customer research and client workshops to develop quantified, value-based pricing strategy
• Developed public policy value proposition and implementation tools for pharmaceutical product, incorporating insights of cross-functional client team and external experts, and contributing to development of new business opportunities during course of project

Monitor Group
2 years 11 months

Senior Consultant
August 2011 - June 2012 (11 months)

• Led corporate-level opportunity assessment for biotech firm, subsequently working with client team, including representatives of commercial, medical, and policy organizations to manage successful implementation of strategy
• Oversaw project management for successful, on-time launch of new pharmaceutical product in US; worked with head of Canadian business unit to implement best practices for Canadian launch of same product
• Led analysis and redesign of peer-to-peer speaker program for three pharmaceutical products, focused on eliminating organizational inefficiencies and inconsistencies to improve recruitment and customer experience of speakers

Consultant
August 2009 - August 2011 (2 years 1 month)
New York

• Developed quantitative analysis to identify opportunities to streamline direct-to-customer distribution strategy of Peruvian beer manufacturer
• Led analysis and sizing of skincare market for cosmetics company across four skincare product categories; analysis dashboard utilized to refresh marketing strategy annually

Monitor Group
Summer Intern
June 2008 - August 2008 (3 months)

HelpArgentina
Marketing Intern
June 2007 - August 2007 (3 months)

Education

Harvard University
AB, Psychology, Spanish · (2005 - 2009)

Northwestern University - Kellogg School of Management
Master of Business Administration (MBA), Marketing, Entrepreneurship and
Innovation · (2013 - 2015)